UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:
811-06580	10/31/02

2.  State Identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

SouthTrust Funds

4.	Address of principal executive office (number, street, city, state, zip code):

Federated Investors Tower, Pittsburgh, PA 15222-3779

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (11-91)

SOUTHTRUST FUNDS

Investment Company Act of 1940
Rule 17F–2

October 31, 2002

Independent Auditors’ Report

To the Board of Trustees of the SouthTrust Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that SouthTrust Funds (the Funds) complied with the requirements of subsections (b) and (c) of rule 17f–2 under the Investment Company Act of 1940 (the Act) as of October 31, 2002. The Funds include the Bond Fund, U.S. Treasury Money Market Fund, Value Fund, Income Fund, Growth Fund, and Alabama Municipal Income Fund. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2002, and with respect to agreement of security purchases and sales, for the period from July 31, 2002 (the date of the last examination) through October 31, 2002.

•	Confirmation of all securities held by institutions in book entry form (the Federal Reserve, the Depository Trust Company, and Mellon Bank of New York)

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents

•	Reconciliation of all such securities to the books and records of the Funds and SouthTrust Bank, the Custodian

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with SouthTrust Bank records

•	Agreement of two (2) security purchases and two (2) security sales or maturities for each fund identified above since the last examination from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the SouthTrust Funds complied with the requirements of subsections (b) and (c) of rule 17f–2 of the Investment Company Act of 1940 as of October 31, 2002, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the SouthTrust Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/  KPMG

December 9, 2002

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[Southtrust Bank Logo]

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the SouthTrust Funds (the Funds), the investment company, and SouthTrust Bank, the custodian, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f–2, “Custody of Investments by Registered Management Investment Companies”, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f–2 as of October 31, 2002 and from July 31, 2002 (last examination date) through October 31, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f–2 of the Investment Company Act of 1940 as of October 31, 2002 and from July 31, 2002 (last examination date) through October 31, 2002, with respect to securities reflected in the investment account of the Funds.

SouthTrust Funds	SouthTrust Bank

By: /s/ Beth S. Broderick	By: /s/ Roger L. Brown

Beth Broderick Vice President & Treasurer	Roger L. Brown Senior Vice President

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